# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LENSAR, Inc., CIK 0001320350
CUSIP: 52634L108
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 2800 Discovery Drive, Orlando, Florida (FL), 32826
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001230265

## Reporting persons
- Nicholas T. Curtis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,023,482; shared voting power 0; sole dispositive power 1,023,482; shared dispositive power 0; aggregate amount beneficially owned 1,023,482 (8.5% of the class)

## Item 1. Issuer
Name of issuer: LENSAR, Inc.
Address of issuer's principal executive offices: 2800 Discovery Drive, Orlando, FL 82826.

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Nicholas T. Curtis (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o LENSAR, Inc., 2800 Discovery Drive, Orlando, FL 32826.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of shares of Common Stock of the Issuer as of March 31, 2025, based upon 11,792,156 shares of Common Stock outstanding as of April 28, 2025, as disclosed in the Issuer's Amendment No. 1 to its Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 30, 2025.

The Reporting Person is the beneficial owner of 1,023,482 shares of Common Stock, which consists of (i) 774,442 shares of Common Stock held of record by the Reporting Person, (ii) 231,190 shares of Common Stock underlying stock options that are currently exercisable or will be exercisable within 60 days of March 31, 2025 and (iii) 17,850 shares of Common Stock underlying restricted stock units that will vest within 60 days of March 31, 2025.
Percent of class: 8.5
Sole power to vote or to direct the vote: 1,023,482
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,023,482
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Nicholas T. Curtis: Nicholas T. Curtis, Chief Executive Officer (05/13/2025)